
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2010

Ayman Ashour
Chief Executive Officer
Identive Group, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705

> **Re: Identive Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 000-29440**

Dear Mr. Ashour:

We have reviewed your letter dated July 27, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Overview of Compensation Program, page 36

1.   We note your response to prior comment 13 and your commitment to provide revised disclosure responsive to our comment in future filings, including "the impact of German employment law and practice on compensation objectives and on individual compensation decisions." However, your undertaking to provide enhanced disclosure in future filings is not responsive to our request for further elaboration on your existing disclosure regarding the impact of German labor practices on your executive compensation program. In your response letter,

please explain to us the impact of German labor practices on your executive compensation program.

Employment Agreements; Termination/Change in Control Arrangements, page 46

2.   We note your response to prior comment 20 and your commitment to provide revised disclosure responsive to our comment in future filings. We further note the changes to your management team subsequent to the Bluehill acquisition. Please describe and explain to us how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits under the employment agreements you describe with respect to those individuals currently serving on your management team.

Compensation Committee Report, page 50

3.   We note your response to prior comment 22, confirming that Mr. Turner served on your Compensation Committee during 2009. However, we are not able to concur with your conclusion that the omission of Mr. Turner's name was appropriate. Your response emphasizes a portion of Question 133.07 of our Compliance and Disclosure Interpretations pertaining to Regulation S-K, but does not fully address the text stating that "members who resigned from the compensation committee during the course of the year, but remain directors of the issuer, may need to be named under the disclosure in the Compensation Committee Report pursuant to Item 407(e)(5)(ii)." We note your "alternative" conclusion that the presentation of Mr. Turner's name was "permissible" but you have not provided convincing support for the view that such presentation was not required.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief